Growth Stalk Holdings Corporation

11991 North Highway 99

Seminole, Oklahoma 74868

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

October 3, 2024

Re: Amended Withdrawal of Post-Effective Regulation A Offering

File No. 024-11847

Issuer: Growth Stalk Holdings Corporation (the “Company”)

Dear Sir or Madam:

Pursuant to Rule 259 under Regulation A of the Securities Act of 1933, as amended, and on behalf of the Company, we hereby request the withdrawal of: (a) the Post Qualification Offering Statement on Form 1-A (Amendment Number 1) filed on December 29, 2023; and (b) the Post Qualification Offering Statement on Form 1-A (Amendment Number 2) filed on June 12, 2024 (collectively, the “Offerings”).  No Regulation A shares were sold in the Offerings and no funds were received by the Company regarding the Offerings. The Company’s reasons for requesting withdrawal of the Offerings are that: (a) the regulatory and auditing costs associated with the Offerings became cost prohibitive and became a material drain on the Company’s financial resources; and  (b) the Offerings were a significant drain on the Company’s time resources, time that will in the future be better spent on the Company’s core business.

Please contact our Securities Counsel, Frederick M. Lehrer of the Law Firm of Frederick M. Lehrer at (561) 706-7646 or flehrer@securitiesattorney1.com if you have any questions.

Sincerely,

/s/ Joseph Babiak

Joseph Babiak

Chief Executive Officer